November 30, 2006

VIA HAND DELIVERY

Securities and Exchange Commission
Station Place
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549-7010
Attention: Mr. John Reynolds
                    Assistant Director
                    Ms. Cathey Baker

Re:	Symmetry Holdings Inc. S-1 Amendment No. 4

Dear Ms. Baker:

        On behalf of our client, Symmetry Holdings Inc. (“Symmetry”), enclosed are four sets of Symmetry’s response to your comment letter dated November 21, 2006, Amendment No. 4 to Symmetry’s Registration Statement on Form S-1, File No. 333-135353, all revised exhibits thereto (including redlines of such revised exhibits against what was previously filed with the Commission), except as otherwise indicated herein, and a redline of Amendment No. 4 against Symmetry’s Amendment No. 3, as filed with the Securities and Exchange Commission on October 16, 2006.

        In addition to addressing the comments contained in your letter dated November 21, 2006, Symmetry is filing Amendment No. 4 to reflect several other changes in the terms of the offering. These changes include:

o	the reduction of the time period within which Symmetry must identify a target business and execute of a letter of intent, agreement in principle or definitive agreement for a business combination from 18 months to 15 months;

o	the elimination of compensation for Symmetry’s officers, Mr. De Gasperis, Chief Executive Officer, and Dr. Lepore, President, for their services to the Company prior to the consummation of an initial business combination; and

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o	a requirement that a public stockholder wishing to exercise the conversion right with regard to his shares of common stock in connection with a vote against the initial business combination, must also be a beneficial or record owner of a public warrant at the time of such vote and retain such ownership of both the share and the public warrant until such time as the initial business combination is consummated and the share and the warrant are cancelled as part of the conversion process.

        Symmetry’s board of directors has concluded that these changes are in its and its public stockholders’ best interests. Symmetry believes that an aggressive, but realistic, time period for identification of and negotiation of an agreement for its initial business combination with a target business will minimize expenses in connection with the acquisition phase and maximize the return on stockholders’ investment. Symmetry also believes that its officers’ willingness to devote their full attention to the identification of a target business and consummation of an initial business combination while foregoing compensation demonstrates to investors that Symmetry’s management team is fully committed to Symmetry’s success and is willing to provide maximum effort and make significant sacrifices to ensure such success. Of course, this action also further minimizes Symmetry’s expenses during the acquisition phase.

        With regard to the change to the conversion right, Symmetry believes that this change will enhance its ability to attract investors who share Symmetry’s goal to acquire and manage an industrial company. Symmetry is seeking investors who are investing in an acquisition company because they have confidence in the management team and its ability to create long term value through an acquisition and management of an industrial, asset-based company. In contrast, Symmetry believes there is a segment of investors who are investing in development stage companies not for value created through the acquisition, but to profit solely on the ability to ensure a certain financial return by selling the public warrant and voting to convert their share to cash (or force dissolution and a return of their investment). Symmetry is concerned that this trend may result in a proposed business combination being rejected not because of the substance of the proposed transaction, but because 20% or more of the investor base is seeking financially engineered returns. With the change to the conversion right, Symmetry believes it will attract investors in its offering who share Symmetry’s goal and discourage investors who are not so aligned. Most importantly, this change does not, in any way, restrict the trading of any of the securities and does not impair the ability of a public stockholder, who is not supportive of the proposed business combination, from exercising his right to vote against the transaction and to convert his shares of common stock into a pro rata share of the cash held in the trust account.

        As stated above, Symmetry has changed the terms of the units that it is offering to investors to make the warrants that are included in the unit not detachable from the conversion right. Symmetry has fully reviewed this change with its independent public accountants who have concluded that this change would not result in a change in Symmetry’s current accounting for the common stock subject to possible conversion for cash. This conclusion is based on the fact that Symmetry has not created any new or separable right associated with its warrants, has not changed the maximum number of shares which may be converted or changed the conversion price per share that the stockholder would receive upon conversion and that the $19,084,990 contingency was fully

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recorded on the August 31, 2006, Balance Sheet, as adjusted, (see on Page 18 of the Registration Statement).

        Other changes include the election of Robert W. Ramage Jr., an independent director within the meaning of the rules of the American Stock Exchange, to Symmetry’s board of directors and the reduction of the size of the private placement from $2,500,000 to $2,250,000. Symmetry has concluded that Mr. Ramage brings significant knowledge and expertise to its board of directors, while the reduction in the size of the private placement will limit dilution of the investment made by public stockholders.

        Please note that we have made minor changes to a number of exhibits to conform to the aforementioned changes in the Registration Statement. For your convenience, we are including redlines of such exhibits herewith.

        If you have any questions, please call me at 203-351-8107 or Jeffrey A. Letalien at 203-351-8106. Thank you.

Sincerely, Randi-Jean G. Hedin

Enclosures

cc:	Mr. Paul Belvin, Associate Director, SEC Jeffrey A. Letalien Mr. Corrado De Gasperis